UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007            File No.    0-51923

Orko Silver Corp.

(Name of Registrant)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

1.

News Release dated January 18, 2007

2.

News Release dated January 26, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

(Registrant)

Dated: January 31, 2007	By: /s/ Ross Wilmot Ross Wilmot, Chief Financial Officer and Director

January 18, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits Highest Grade Gold Intersection at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the Phase-IV diamond drilling in the “Zona Sur”, “El Orito”, “Mina La Preciosa” and "Cerro El Venado" sectors on La Preciosa Project in Durango, Mexico.

La Preciosa is well known as a silver project, but gold makes a significant contribution. The first hole drilled in the “El Orito” sector, located 3.4 kilometres south of the portal at La Preciosa and along the same structural trend, yielded a 0.6 m sample containing 67.4 g/t gold and 42.7 g/t silver. This equates to a gold-equivalent of 68.1 g/t (2.0 oz/ton), or a silver-equivalent of 4,086.7 g/t (119.2 oz/ton), and represents the highest gold value ever obtained at La Preciosa. The previous highest gold value was 23.0 g/t.

In addition, testing of the Luz Elena vein in the “Mina La Preciosa” sector is underway, with hole BP06-60 adding another intercept meeting required width and grade criteria (1.5 metres true width at 150 g/t silver-equivalent). A down-dropped block of the Abundancia Vein on the western side of “Zona Sur” has been located and in the “Cerro El Venado” sector, silver-bearing veins have been hit starting 200 metres south of the “Zona Sur”, including the first intercept on the Ramal Sur vein.

Gary Cope, President of Orko adds: “I am very excited about the bonanza grade gold intercept at El Orito. I am also encouraged by the continuing high grade silver intercepts on other areas of the property on both known and newly discovered veins. We anticipate reporting a New Resource Estimate during the first quarter of 2007. As of December 15th, the drills were setup for holes BP06-90 and BP06-91. Total drilling to date on La Preciosa stands at 42,294 metres (a little over 42 kilometres). Drilling has taken place in six sectors (Mina La Preciosa, La Preciosa Norte, Zona Sur, Zona Oriente, Cerro El Venado and Mina El Orito). After a short break for Christmas holidays and maintenance downtime, I am pleased to announce both rigs have resumed drilling at La Preciosa.”

EL ORITO SECTOR

The “El Orito” sector on the southern part of La Preciosa is host to the El Orito vein, which is along the same structural trend as La Preciosa, but exhibits mineralogical differences in veining styles. The first hole to test the El Orito vein hit three auriferous zones. True thicknesses are approximate at this stage of examination for El Orito.

BO-06-01

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Unnamed	57.99	58.59	0.60	0.56	0.993	8.2	64.2
El Orito	73.57	76.06	2.49	2.34	16.290	14.6	992.3
Includes	75.08	76.06	0.98	0.92	41.284	28.0	2,505.1
Includes	75.46	76.06	0.60	0.56	67.400	42.7	4,086.7
Unnamed	153.77	155.90	2.13	2.00	0.321	4.1	23.3
Includes	187.30	187.88	0.58	0.55	0.647	3.9	42.7

MINA LA PRECIOSA SECTOR

A program designed to test the Luz Elena vein in the “Mina La Preciosa” sector confirms that it is a significant silver-gold vein located beneath the Abundancia vein. Hole BP06- 60 passes through the Abundancia vein and into the Luz Elena vein, plus a thinner mineralized vein footwall to Luz Elena. This hole is located high on La Preciosa Ridge, on section mine-grid 15,200 N, east of previously reported holes BP05-03, 04 and 07.

BP06-60

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Abundancia	16.81	19.55	2.74	2.70	0.356	148.7	170.1
Includes	17.41	19.55	2.14	2.10	0.425	163.4	188.8
Includes	18.35	19.55	1.20	1.18	0.670	224.5	264.7
Luz Elena	221.95	224.80	2.85	2.68	0.188	168.2	179.5
Includes	223.05	224.80	1.75	1.64	0.213	222.8	235.6
Includes	223.05	223.58	0.53	0.50	0.268	367.5	383.5
Unnamed	229.15	230.15	1.00	0.94	0.543	144.6	177.1
Includes	229.15	229.85	0.70	0.66	0.750	195.6	240.6
Includes	229.15	229.65	0.50	0.47	1.010	238.0	298.6

ZONA SUR – DEEPS

On the western side of “Zona Sur” sector, in a down-dropped block, are holes BP06-44 and BP06-48. Mineralization was intercepted at a deeper level than expected. The criteria for inclusion in an ore-shoot, greater than or equal to 1.5 metres at 150 g/t Ag-Eq was met in hole BP06-44.

Hole BP06-44 is located in the “Zona Sur - Deeps” west of BP05-30 and BP06-33 on mine grid section 14,400 N.

BP06-44

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Ab-Deeps	425.20	430.31	5.11	4.80	0.266	96.1	112.1
Includes	426.64	429.56	2.92	2.74	0.362	143.9	165.7
Includes	427.29	429.56	2.27	2.13	0.252	167.3	182.5

Hole BP06-48 is located in the “Zona Sur – Deeps”, 100 metres south of hole BP06-44, and west of hole BP06-35, on mine section 14,300 N.

BP06-48

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Ab-Deeps	450.67	451.71	1.04	1.02	0.387	199.0	222.2
Includes	450.67	451.47	0.80	0.79	0.468	246.0	274.1

THE GAP

Between the “Zona Sur” sector and the “Cerro El Venado” sector there is a depression on the ridge. Holes drilled in this area do not yield strong veins, nor significant mineralization. This area is being called “The Gap”. Holes in “The Gap” include BP06-39, 40, 41, 43, 51, and 53.

CERRO EL VENADO SECTOR

Hole BP06-42 was the first hole drilled south of “The Gap” in an area called the “Cerro El Venado” sector. Hole BP06-42 is located 200 metres south of previously reported BP06- 37. It includes an intersection meeting the defined ore-shoot requirement. Hole BP06-42 is located on mine section 14,100 N.

BP06-42

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Unnamed	2.25	2.75	0.50	0.48	0.019	191.5	192.6
Abundancia	108.43	110.61	2.18	2.15	0.356	135.9	157.3
Includes	108.43	109.62	1.19	1.17	0.605	220.0	256.3
Unnamed	137.88	139.33	1.45	1.26	0.127	73.2	80.8
Includes	137.88	138.33	0.45	0.39	0.275	202.0	218.5
Luz Elena	267.54	268.10	0.56	0.24	0.110	120.0	126.6
Veta Sur	367.81	368.95	1.14	1.03	0.182	142.0	152.9
Includes	368.42	368.70	0.28	0.25	0.580	500.0	534.8

Also in the “Cerro El Venado” sector are holes BP06-50 and BP06-52, containing significantly higher base metal values.

Hole BP06-50 is located 100 metres south of BP06-42, on mine section 14,000 N. While being only anomalous in silver, this intersection also yielded 0.50% Pb and 0.50% Zn for the main interval, and 1.17% Pb and 1.37% Zn for the sub-interval.

BP06-50

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Abundancia	111.44	113.16	1.72	1.62	0.028	19.8	21.5
Includes	111.64	112.16	0.52	0.49	0.052	44.0	47.1

Hole BP06-52 is located 100 metres south of BP06-50, on mine section 13,900 N. Most notable in the Luz Elena (second intersection) is the high lead content. This interval yielded 7.67% Pb, with the sub-intervals yielding 20.15% Pb and 37.41 % Pb respectively.

BP06-52

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Abundancia	94.80	96.41	1.61	1.51	0.086	101.3	106.4
Includes	94.80	95.59	0.79	0.74	0.125	177.3	184.8
Includes	95.21	95.59	0.38	0.36	0.201	296.0	308.1
Luz Elena	235.79	237.57	1.78	1.67	0.038	122.0	124.2
Includes	235.79	236.46	0.67	0.63	0.085	295.8	301.0
Includes	236.10	236.46	0.36	0.34	0.146	543.3	552.1

Hole BP06-55 is located near the boundary between “The Gap” and “Cerro El Venado” sector. It is an easterly oriented hole which intersected an anomalous vein in the upper portions of the hole.

BP06-55

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t) Ag-Eq(g/t)
			(m)	(m)
Unnamed	39.04	40.84	1.80	1.69	0.015	53.3	54.2
Includes	40.32	40.84	0.52	0.49	0.030	81.7	83.5

The first intercept in Ramal Sur vein to exceed the defined ore-shoot grade and thickness requirements was hit in hole BP06-58. This is an encouraging development for this newly tested vein. Hole BP06-58 is oriented southeasterly azimuth 145 degrees dip - 45 degrees to intersect the Ramal Sur vein.

BP06-58

				True
Vein	From	To	Width	Width	Au(g/t)	Ag(g/t)	Ag-Eq(g-t)
			(m)	(m)
Ramal Sur	28.36	31.36	3.00	2.95	0.218	114.5	127.6
Includes	28.36	30.16	1.80	1.77	0.339	165.4	185.8
Includes	28.36	29.56	1.20	1.18	0.486	235.8	265.0

A drill plan map providing drill hole locations and sector definitions is available in PDF format at:

http://www.orkosilver.com/i/pdf/d rill planmap.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. The samples are prepared in Durango, Mexico, by SGS Laboratories and shipped to the SGS laboratory in Toronto, Canada, for analyses. The Company maintains a diligent QA/QC program using prepared standards. Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade, with no provisions made for relative recovery rates.

About Orko Silver Corp.

Orko Silver Corp. is an aggressive exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U. S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U. S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

January 26, 2007

TSX Venture Exchange Tier 1

 Trading Symbol: OK

Orko Silver Corp. Extends Expiry Date of Stock Options

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) The Board of Directors of Orko has extended the term of a consultant's option. The consultant's option to purchase up to 100,000 common shares in the Company has been extended to January 28, 2010, being five (5) years from the date of the original grant, as permitted by the policies of the Exchange.

About Orko Silver Corp.

Orko Silver Corp. is an aggressive exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U. S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U. S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2
Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com